John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157

john.lively@1940actlawgroup.com

April 18, 2018

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:

M3Sixty Funds Trust (the “Trust”) (File Nos. 811-21726 and 333-219585)

Dear Ms. Fettig:

On March 2, 2018, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) a Form N-14 registration statement (combined proxy statement/prospectus) relating to the proposed reorganization of the Cognios Market Neutral Large Cap Fund (the “Existing Fund”), a series of ALPS Series Trust, with and into the Cognios Market Neutral Large Cap Fund (the “New Fund”), a series of the Trust. The Existing Fund and the New Fund may be referred to generally herein as the “Fund.”

We received supplemental comments from you on April 12, 2018. This letter responds to your comments. For your convenience and reference, I have summarized the comments in this letter and provide the Trust’s response below each such comment. Contemporaneously with this letter that I am submitting to you in a correspondence filing, the Trust is filing an updated combined proxy statement/prospectus pursuant to Rule 497 under the Securities Act of 1933, as amended (the “497 Filing”). The 497 Filing will reflect the responses to the supplemental comments as described in this letter, as well as reflect the responses to the comments as described in the Trust’s correspondence filing with the Commission on April 11, 2018.

Comparison of Shareholder Fees and Annual Fund Operating Expenses

1.

Comment: Please confirm in your response letter that the fees included in the fee table of the Form N-14 are the “current fees” in accordance with Item 3 of Form N-14. The Commission staff noted that the concept of “current fees” is different than the information required by Item 3 of Form N-1A.

Response: The Existing Fund’s administrator has confirmed to the Trust that the fees presented in the 497 Filing, and adjusted in response to Comment No. 3 below, are “current fees” for the Existing Fund in accordance with Item 3 of Form N-14.

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

April 18, 2018

2.

Comment: Please confirm that the fees presented for the New Fund correspond with those presented in the 485A filing made for the New Fund.

Response: The Trust’s administrator will update the fees provided in the New Fund’s 485A filed on February 1, 2018 when the Trust files the New Fund’s 485B to correspond with the New Fund’s fees disclosed in the 497 Filing.

3.

Comment: Please confirm that “Acquired Fund Fees and Expenses” are specifically excluded from the expense cap in the expense limitation agreement for each of the Existing Fund and the New Fund and revise the disclosure as applicable.

Response: The Trust confirms that “Acquired Fund Fees and Expenses” are specifically excluded from the expense cap in the expense limitation agreement for the New Fund and this is reflected in footnote 4 of both fee tables for the Investor Class Shares and the Institutional Class Shares. Based on discussions with the relevant parties, the Existing Fund does not specifically exclude Acquired Fund Fees and Expenses from the expense cap, and the Trust has revised the fee table and expense example as set forth below to reflect this fact (i.e., to increase the waiver/reimbursement by one basis point and reduce the Total Annual Fund Operating Expenses after fee waivers and expense reimbursements by one basis point). The Trust has been advised that the Existing Fund will be reimbursed for such amounts owed that may have been excluded from the expense limitation arrangement.

Comparison of Shareholder Fees and Annual Fund Operating Expenses

The following table describes the expenses that you may pay if you buy and hold shares of the Existing Fund compared to the New Fund. These fees and expenses are based on expenses incurred by the Existing Fund during its most recently completed fiscal year.

Each of the Existing Fund and the New Fund offer two classes of shares sold at net asset value, without an initial sales charge.

Investor Class Shares

Shareholder Fees (fees paid directly from your investment)

	Existing Fund Investor Class Shares	New Fund Investor Class Shares (Pro Forma)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of amount redeemed)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends/Distributions	None	None
Redemption Fee on Shares Held Less Than 60 Days (as a % of amount redeemed)	None	None

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

April 18, 2018

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Existing Fund Investor Class Shares	New Fund Investor Class Shares (Pro Forma)
Management Fees	1.50%	1.50%
Distribution and Service (12b-1) Fees	0.25%	0.25%
Total Other Expenses	2.12%	2.09%[1]
Other Expenses	0.35%	0.32%[1]
Dividend Expense , Borrowing Costs and Brokerage Expenses on Securities Sold Short	1.77%	1.77%[1]
Acquired Fund Fees and Expenses[2]	0.01%	0.01%
Total Annual Fund Operating Expenses	3.88%	3.85%
Fee Waivers and Expense Reimbursements	(0.16)%	(0.12%)
Total Annual Fund Operating Expenses After Waivers and/or Expense Reimbursements	3.72%[3]	3.73%[4]

1.

The New Fund’s “Total Other Expenses” have been estimated and restated based on contractual arrangements with the New Fund’s current service providers.

2.

Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

3.

Pursuant to the operation expense limitation agreement between the Adviser and AST, the Adviser has agreed contractually to reduce the fees payable to it under the Investment Advisory Agreement (but not below zero) and/or reimburse other expenses of the Existing Fund attributable to services provided by ALPS Fund Services, Inc. and its affiliates (including, but not limited to, organizational expenses and offering costs) to the extent necessary to limit the Total Annual Fund Operating Expenses of each of the Investor Class and Institutional Class shares of the Existing Fund exclusive of brokerage costs, interest, taxes, dividends, litigation expenses, indemnification amounts, borrowing costs, brokerage expenses and dividend expenses on securities sold short, distribution/12b-1 fees and extraordinary expenses to 1.70% of the Existing Fund’s average annual net assets. This operating expense limitation agreement is in effect through January 31, 2019 and may not be terminated or modified prior to this date except with the approval of the AST Board. The Adviser will be permitted to recover, on a class-by-class basis, expenses it has borne subsequent to the effective date of the agreement described above (whether through reduction of its expenses; provided, however, that the Existing Fund will not be obligated to pay any such deferred fees and expenses more than three years after the date on which the fee and expense was reduced, as calculated on a monthly basis.

4.

Pursuant to an operating expense limitation agreement between the Adviser and M3Sixty Funds Trust, the Adviser has agreed to waive or reduce its fees and to assume other expenses of the New Fund, if necessary, in an amount that limits the New Fund’s annual operating expenses (exclusive of interest, borrowing expenses, distribution fees pursuant to Rule 12b-1 plans, taxes, acquired fund fees and expenses, brokerage fees and commissions, dividend expenses on short sales, litigation expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the New Fund’s business) to not more than 1.70% of the Fund’s average daily net assets through at least January 31, 2020. Subject to approval by the New Fund’s Board of Trustees, any waiver under the expense limitation agreement is subject to repayment by the New Fund within the three fiscal years following the year in which such waiver occurred, if the New Fund is able to make the payment without exceeding the 1.70% expense limitation. Each waiver or reimbursement of an expense by the Adviser is subject to repayment by the New Fund within three fiscal years following the fiscal year in which the expense was incurred, provided that the New Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped.

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

April 18, 2018

Institutional Class Shares

Shareholder Fees (fees paid directly from your investment)

	Existing Fund Institutional Class Shares	New Fund Institutional Class Shares (Pro Forma)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of amount redeemed)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends/Distributions	None	None
Redemption Fee on Shares Held Less Than 60 Days (as a % of amount redeemed)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Existing Fund Institutional Class Shares	New Fund Institutional Class Shares (Pro Forma)
Management Fees	1.50%	1.50%
Distribution and Service (12b-1) Fees	None	None
Total Other Expenses	2.12%	2.09%[1]
Other Expenses	0.35%	0.32%[1]
Dividend Expense , Borrowing Costs and Brokerage Expenses on Securities Sold Short	1.77%	1.77%[1]
Acquired Fund Fees and Expenses[2]	0.01%	0.01%
Total Annual Fund Operating Expenses	3.63%	3.60%
Fee Waivers and Expense Reimbursements	(0.16)%	(0.12)%
Total Annual Fund Operating Expenses After Waivers and/or Expense Reimbursements	3.47%[3]	3.48%[4]

1.

The New Fund’s “Total Other Expenses” have been estimated and restated based on contractual arrangements with the New Fund’s current service providers.

2.

Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

April 18, 2018

3.

Pursuant to the operation expense limitation agreement between the Adviser and AST, the Adviser has agreed contractually to reduce the fees payable to it under the Investment Advisory Agreement (but not below zero) and/or reimburse other expenses of the Existing Fund attributable to services provided by ALPS Fund Services, Inc. and its affiliates (including, but not limited to, organizational expenses and offering costs) to the extent necessary to limit the Total Annual Fund Operating Expenses of each of the Investor Class and Institutional Class shares of the Existing Fund exclusive of brokerage costs, interest, taxes, dividends, litigation expenses, indemnification amounts, borrowing expenses, brokerage expenses and dividend expenses on securities sold short, distribution/12b-1 fees and extraordinary expenses to 1.70% of the Existing Fund’s average annual net assets. This operating expense limitation agreement is in effect through January 31, 2019 and may not be terminated or modified prior to this date except with the approval of the AST Board. The Adviser will be permitted to recover, on a class-by-class basis, expenses it has borne subsequent to the effective date of the agreement described above (whether through reduction of its expenses; provided, however, that the Existing Fund will not be obligated to pay any such deferred fees and expenses more than three years after the date on which the fee and expense was reduced, as calculated on a monthly basis.

4.

Pursuant to an operating expense limitation agreement between the Adviser and M3Sixty Funds Trust, the Adviser has agreed to waive or reduce its fees and to assume other expenses of the New Fund, if necessary, in an amount that limits the New Fund’s annual operating expenses (exclusive of interest, borrowing expenses, distribution fees pursuant to Rule 12b-1 plans, taxes, acquired fund fees and expenses, brokerage fees and commissions, dividend expenses on short sales, litigation expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the New Fund’s business) to not more than 1.70% of the Fund’s average daily net assets through at least January 31, 2020. Subject to approval by the New Fund’s Board of Trustees, any waiver under the Expense Limitation Agreement is subject to repayment by the New Fund within the three fiscal years following the year in which such waiver occurred, if the New Fund is able to make the payment without exceeding the 1.70% expense limitation. Each waiver or reimbursement of an expense by the Adviser is subject to repayment by the New Fund within three fiscal years following the fiscal year in which the expense was incurred, provided that the New Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped.

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

April 18, 2018

Example

This example is intended to help you compare the costs of investing in the Existing Fund and the New Fund with the costs of investing in other mutual funds. The Example assumes that you invest $10,000 in the applicable Fund for the time periods indicated and then redeem all of your shares at the end of those periods. With respect to the New Fund, the Example assumes that the Reorganization has been completed. The Example also assumes that your investment has a 5% return each year and that each Fund’s operating expenses remain the same (taking into account the expense cap in year one). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Existing Fund (Investor Class)	$374	$1,169	$1,981	$4,090
New Fund (Investor Class) (Pro Forma)	$375	$1,153	$1,961	$4,063
Existing Fund (Institutional Class)	$350	$1,097	$1,864	$3,874
New Fund (Institutional Class) (Pro Forma)	$351	$1,080	$1,843	$3,846

*          *          *          *          *          *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively
John H. Lively